Exhibit 99.1

20 EH/s expansion fully funded
460MW of next-generation data centers
Commencement of quarterly reporting

SYDNEY, AUSTRALIA, April 1, 2024 (GLOBE NEWSWIRE) – IREN (Iris Energy Limited) (NASDAQ: IREN) (together with its subsidiaries, "IREN" or “the Company”), a leading next-generation data center business powering the future of Bitcoin, AI and beyond, today provided a business update.
•	2024 expansion, now fully funded
o	$301m cash, no debt
o	460MW of data centers and 20 EH/s of Bitcoin mining in 2024
o	Expansion fully funded, following completion of a targeted ATM equity raising program

•	IREN to commence quarterly reporting immediately
o	Starting from the quarter ending March 31, 2024

•	Next-generation data centers
o	460MW of data center capacity in 2024, with land portfolio and executed connection agreements for 2,160MW of power underpinning continued growth across both AI Cloud Services and Bitcoin mining
o	AI Cloud Services
◾	816 NVIDIA H100 GPUs generates an estimated ~$14-17m of annualized hardware profit (~24 month payback)
◾	248 GPUs operating + 568 GPUs now undergoing testing and commissioning at our Prince George data center (which is capable of operating ~30,000 NVIDIA H100 GPUs)
◾	Customer negotiations for new capacity in progress
◾	Recently presented at NVIDIA GTC, with poolside AI’s Co-Founder & CTO joining the stage to highlight the strength of IREN’s cloud services capabilities
o	Bitcoin mining
◾	20 EH/s generates ~$269m of annualized hardware profit (post-halving)
◾	8 EH/s currently operating and 12 EH/s additional capacity to be progressively shipped and installed during the next 9 months

•	Childress construction update
o	Phase 1 (first 100MW) – H1 2024
◾	60MW operating, 40MW under construction
◾	Supports expansion to 10 EH/s

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o	Phase 2 & 3 (next 200MW) – H2 2024
◾	Supports expansion to 20 EH/s
◾	Optimized data center design (now 25MW) expediting construction timelines through increased power density per building and constructability improvements
◾	Construction underway with ~180 personnel on site

Childress (August 2023) 20MW operating data center	Childress (March 2024) Expansion to 100MW in H1 2024 nearing completion Expansion to 300MW in H2 2024 underway

Assumptions and Notes

•
Cash of $301m reflects USD equivalent, unaudited preliminary cash, cash equivalents and term deposits as of March 29, 2024 plus ATM proceeds to be received first week of April 2024 from shares sold on or prior to March 29, 2024. Between March 16, 2024 and March 29, 2024 the Company raised $72m in gross proceeds from the sale of 13.6m shares. Remaining capacity under existing ATM of $166m. Total number of ordinary shares outstanding as of March 29, 2024 is 141,094,782, including shares sold through the ATM on or prior to March 29, 2024

•	Illustrative Annualized Hardware Profit = revenue less assumed electricity costs (excludes all other site, overhead and REC costs)
•
Illustrative Annualized Hardware Profit (AI Cloud Services): calculations assume 1.25kW power draw required for 1 GPU, $0.05/kWh electricity costs and $2.00-2.50 per GPU hour revenue assumption. Hardware capex assumes ~$40k per GPU

•
Illustrative Annualized Hardware Profit (Bitcoin Mining, post-halving): calculations assume hardware operates at 100% uptime and $0.04/kWh electricity costs. Source: Coinwarz Bitcoin Mining Calculator. Inputs: 20,000 PH/s (hashrate), ~595 EH/s (global hashrate), $70,000 (BTC price), 3.125 BTC (block reward), 0.3 BTC (transaction fees), 0.2% (pool fees), 440MW (power consumption). These inputs and assumptions are based on current and historical market conditions which may be different in the future

•
12 EH/s of additional Bitcoin mining hardware comprises Bitmain T21 miner purchases of 3 EH/s and T21 miner purchase options of 9 EH/s. Final decisions with respect to exercising miner purchase options will be made during 2024 taking into consideration market conditions

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About IREN

IREN is a leading next-generation data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy.

•	Bitcoin Mining: providing security to the Bitcoin network, expanding to 20 EH/s in 2024. Operations since 2019.
•	AI Cloud Services: providing cloud compute to AI customers, expanding to 816 NVIDIA H100 GPUs. Operations since 2024.
•
Next-Generation Data Centers: 220MW of operating data centers, expanding to 460MW in 2024. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications.

•	Technology: technology stack for performance optimization of AI Cloud Services, Bitcoin Mining and energy trading operations.
•	Development Portfolio: 2,160MW of secured power capacity across North America, >1,000 acre property portfolio and additional development pipeline.
•	100% Renewable Energy: targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities.

Contacts

Media Jon Snowball Domestique +61 477 946 068 Danielle Ghigliera Aircover Communications +1 510 333 2707	Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com

To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.
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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.
These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and its ability to diversify into the market for AI Cloud Services ("AI Cloud") solutions; IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for AI Cloud solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any AI Cloud solutions that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into AI Cloud solutions; IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers and other counterparties; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that any current or future customers or counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and AI Cloud solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including AI Cloud solutions IREN may offer); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to its property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN’s failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of its compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as AI Cloud solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to its global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect its business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to its brand and reputation; expectations relating to Environmental, Social and Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com.
These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that IREN makes in this press release speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

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